UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 5, 2015

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a news release dated 5 February 2015 entitled ‘INTERIM MANAGEMENT STATEMENT FOR THE QUARTER ENDED 31 DECEMBER 2014’

Interim management statement for the quarter ended 31 December 2014

5 February 2015

Highlights

•                  Q3 Group organic service revenue declined 0.4%*; Europe -2.7%*, AMAP 5.9%*

•                  Steady recovery in Europe, return to growth in UK: Germany -1.0%*, UK 0.9%*, Italy -7.4%*, Spain -8.9%*

•                  Continued momentum in AMAP despite tougher conditions in South Africa: India 15.0%*, Vodacom -3.9%*, Turkey 11.8%*

•                  Strong progress on Project Spring: mobile build 50% complete, European 4G coverage 65%

•                  4G now available in 18 markets, with 13.7 million 4G customers across the Group

•                  Integration of KDG and Ono on track, with synergies in line with expectations

•                  Full year guidance confirmed, EBITDA £11.6 billion to £11.9 billion, free cash flow positive after all capex. Guidance excludes Ono

	Quarter ended	Change
	31 December 2014	Reported	Organic*
	£m	%	%

Group revenue	10,881	13.5	0.7

Group service revenue	9,789	12.4	(0.4)
Europe	6,626	18.2	(2.7)
Africa, Middle East and Asia Pacific (‘AMAP’)	3,062	2.4	5.9

Capital expenditure	2,134	39.2

Free cash flow(1)	(11)	n/m

Vittorio Colao, Group Chief Executive, commented:

“We have achieved another quarter of improving revenue trends in most of our major markets. Growth in India has accelerated again, driven by data. In Europe, improved commercial execution in both mobile and fixed over the last few quarters, combined with strong data demand and a more stable pricing environment, is supporting the steady recovery in the top line. Our recent cable acquisitions continue to perform well, with good progress made on integration.

“Our Project Spring investment programme is well advanced, with 4G coverage in Europe now 65%, dropped call rates down to 0.64%, and 26 million homes now passed by our own next generation networks: our customers are really beginning to notice the difference in experience that this investment delivers. We are confident that, over time, this will translate into further improvements in customer perception, ARPU and churn.”

Notes:

*                   All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis including merger and acquisition activity and movements in foreign exchange rates.

(1)         Free cash flow excludes restructuring costs for the quarter ended 31 December 2014 of £70 million (2013: £26 million).

OPERATING REVIEW

Group performance

Group revenue was £10.9 billion and Group service revenue was £9.8 billion. On an organic basis Group service revenue decreased 0.4%* (Q2: -1.5%*) and, excluding the impact of mobile termination rate (‘MTR’) cuts, Group service revenue grew 0.2%* (Q2: -0.9%*).

Europe

In Europe, organic service revenue continued to recover, declining 2.7%* (Q2: -5.0%*), or 2.3%* (Q2: -4.6%*) excluding the impact of MTR cuts. Our commercial performance in most markets continued to improve, supported by a more stable pricing environment in most markets and a weak prior period.

Improvements in mobile (Q3 mobile service revenue -3.9%*, Q2: -5.6%*) came from contract customer growth, the early benefits to ARPU of 4G migration, and increased data usage. We now have 10.1 million 4G customers across Europe. In fixed, the positive customer net additions trend continued. This, combined with a stronger carrier services performance, resulted in a return to growth in fixed line service revenue, with a 4.4* percentage point sequential improvement quarter-on-quarter (Q3: 2.3%, Q2: -2.1%).

Total revenue increased 19.9%, including a 27.4 percentage point favourable impact from M&A, primarily from KDG and Ono, and a 5.8 percentage point adverse impact from foreign exchange movements.

Revenue

	Quarter ended
	31 December		Change
	2014	2013	Reported	Organic*
	£m	£m	%	%

Germany	1,974	2,049	(3.7)	(1.0)
Italy	1,037	—	—	(7.4)
UK	1,532	1,518	0.9	0.9
Spain	924	788	17.3	(8.9)
Other Europe	1,174	1,259	(6.8)	(1.0)
Eliminations	(15)	(6)

Service revenue	6,626	5,608	18.2	(2.7)
Revenue	7,273	6,065	19.9	(1.7)

Germany

Service revenue declined 1.0%* (Q2: -3.4%*) excluding KDG. The quarterly improvement in revenue trends was supported by ongoing contract customer growth.

Mobile service revenue declined 1.5%* (Q2: -3.6%*), driven by improved commercial and network performance, and an increase in MVNO revenue. Our contract customer base continued to grow strongly with net additions increasing to 235,000 in the quarter (Q2: 121,000). In total we now have 3.4 million 4G customers. Our network modernisation programme as part of Project Spring continues to progress well, with 4G outdoor population coverage at 73%. Recent Connect network tests published in December highlight the significant network improvements made in voice, data and 4G coverage.

In fixed, service revenue (excluding KDG) grew 0.5%* (Q2: -2.6%*) driven by an improvement in carrier services. Broadband service revenue remained under pressure, reflecting a more aggressive commercial strategy which improved the gross customer addition trend but negatively impacted ARPU. In November, we launched our first fixed-mobile bundled product Vodafone ‘All-in-One’.

KDG continued to perform strongly with service revenue growth on a local GAAP basis of 6.5%(1) and an acceleration in broadband net additions (Q3: 136,000, Q2: 108,000). The integration of KDG remains on track, and cost and capex synergies remain in line with our expectations. KDG was recognised by consumer organisation Stiftung Warentest as the best broadband provider in Germany.

Italy

Service revenue declined 7.4%* (Q2: -9.7%*), reflecting a continued improvement in quarterly trends, led by growth in both enterprise and fixed line.

Mobile service revenue declined 9.6%* (Q2: -11.7%*). While ARPU remained stable, our prepay customer base continued to decline, as competition in the consumer market remained challenging. However, our greater emphasis on customer retention saw a reduction in customers porting to competitors. Our 4G network expansion programme continued to progress well, with outdoor population coverage at 76% and 1.2 million customers now subscribing to 4G services.

Fixed line revenue grew 5.0%* (Q2: 2.0%*), supported by broadband net additions of 38,000, stable ARPU, and a strong carrier services performance, partially offset by declining fixed line voice usage in the legacy Tele2 business. Our fibre-to-the-cabinet build programme has gained good momentum with 1,800 street cabinets now installed across 37 cities, and we remain on track to install 4,000 cabinets by 31 March 2015.

Enterprise returned to growth in the quarter, with strong growth in fixed and an improving trend in mobile.

UK

The UK returned to growth in the quarter with service revenue increasing 0.9%* (Q2: -3.0%*), supported by growth in both mobile consumer and enterprise, and an improving fixed line performance.

Mobile service revenue increased 2.0%* (Q2: -0.3%*), with consumer contract and enterprise both growing. In consumer, we delivered strong contract net additions in the quarter of 76,000, supported by successful sales campaigns. Our 4G plans with content have continued to gain good traction, with 2.2 million 4G customers at the end of the quarter. In enterprise, strong data growth drove an improvement in ARPU.

Fixed line revenue declined 2.0%* (Q2: -10.6%*) following improvements in both carrier services and enterprise sales.

Steady progress has been made on Project Spring with 4G outdoor population coverage at 57%, and the dropped call rate continued to improve to 0.86% from 0.94% in the prior quarter. The newly acquired Phones 4U stores have been rebranded, further strengthening our direct sales channel presence.

Spain

Service revenue declined 8.9%* (Q2: -9.3%*) excluding Ono, reflecting continued intense convergence price competition.

Mobile service revenue declined 11.1%* (Q2: -11.7%*) as a result of earlier price reductions in the market which have continued to impact mobile ARPU. Despite the competitive environment, contract customer net additions increased to 28,000 with growth in both consumer and enterprise. Our 4G service is available in all 52 Spanish provinces and the outdoor population coverage is now 69%. We had over 2.2 million 4G customers at the end of the quarter. In December, we launched an online second brand, Lowi, to address the entry level segment of the market.

Fixed line revenue grew 9.9%* (Q2: +12.9%*) excluding Ono, supported by strong net customer additions of 40,000 before migrations. We have 0.9 million homes covered by our joint fibre network build with Orange.

The performance and integration of Ono remains in line with our expectations. Revenue (excluding wholesale) on a local GAAP basis declined 1.3%(1) (Q2: flat(1)). Cost and capex synergies from the integration have been confirmed and 25,000 DSL customers have been migrated to cable.

Other Europe

Service revenue declined 1.0%* (Q2: -1.8%*), with a number of markets showing improving trends despite ongoing competitive pressures. The Netherlands returned to service revenue growth at 2.2%* in the quarter (Q2: -0.3%*), supported by continued growth in the mobile contract base and stable ARPU. In Ireland, service revenue declined 1.2%* (Q2: -0.1%*) due to continued price pressure in prepaid, which was not fully offset by migrations to consumer contract. In Portugal, service revenue declined 4.8%* (Q2: -4.8%*) reflecting continued intense converged price competition. In Greece, the revenue trend improved to -1.4%* (Q2: -3.5%*) due to customer base growth and ARPU stabilisation. We saw improving service revenue trends in the Czech Republic and continued growth in Hungary, partially offset by a decline in Romania.

AMAP

Organic service revenue in the AMAP region increased 5.9%* (Q2: 6.8%*), with continued momentum in most markets. The region continues to benefit from strong customer growth, increased usage of voice and data services, and effective marketing and pricing strategies. The total customer base grew to 318.2 million, with voice and data usage up 9% and 110% respectively.

Total revenue increased 6.8%, including a 3.9 percentage point favourable impact from foreign exchange movements.

Revenue

	Quarter ended
	31 December		Change
	2014	2013	Reported	Organic*
	£m	£m	%	%

India	1,103	937	17.7	15.0
Vodacom	891	987	(9.7)	(3.9)
Other AMAP	1,068	1,067	0.1	6.1
Service revenue	3,062	2,991	2.4	5.9
Revenue	3,461	3,364	2.9	6.8

India

Service revenue increased 15.0%* (Q2: 13.2%*), with an acceleration in quarterly revenue trends driven by data uptake and customer growth.

Data revenue continued to grow strongly, with mobile internet revenue up 70%. This was supported by 30% growth in data customers to 59 million, of which 16.6 million were 3G, and 40% growth in average data usage per customer. Voice rates per minute remained flat, with average minutes of use down 6.6%. Total mobile customers increased 4.8 million in the quarter giving a closing customer base of 178.7 million.

We continue to make good progress on Project Spring with 5,500 radio sites added in the quarter, (26,000 since the build commenced) taking our 3G outdoor coverage in targeted urban areas to 90%. The expansion of our retail store footprint also remains on track. M-Pesa continues to expand and now has 337,000 active customers, generating 78,000 transactions per day, supported by over 85,000 agents.

Vodacom

Service revenue declined 3.9%* (Q2: 0.3%* growth), with quarterly revenue trends deteriorating further following increased competitive and macroeconomic pressures in South Africa.

South African service revenue decreased 5.8%* (Q2: -0.6%), mainly due to a weakening in prepaid customer voice activity as a result of competitive pressures. Data revenue increased 19% with growth driven by an 86% increase in data volume, with average monthly usage per customer now 445MB, and a 22% increase in active smartphones to 8.4 million. Project Spring continued to progress well with 4G outdoor coverage at 34% and 78% of all sites connected with high capacity backhaul. The acquisition of fixed line provider Neotel is currently under review by the telecoms and competition authorities.

Vodacom’s international operations outside of South Africa delivered service revenue growth of 1.9%* (Q2: 4.2%*) mainly from continued customer base growth as we invest in expanding our data and voice networks, partially offset by pricing pressure in highly competitive market environments. M-Pesa continued to perform well across all of Vodacom’s international mobile operations, with over 5 million customers actively using the service.

Other AMAP

Service revenue increased 6.1%* (Q2: 6.8%*), with growth in Turkey, Egypt, Qatar and Ghana partially offset by a decline in New Zealand.

Service revenue in Turkey grew 11.8%* (Q2: 10.6%*) reflecting continued strong growth in consumer contract and enterprise revenue, including higher ARPU and data usage. Total customer numbers reached 20.5 million, with 354,000 net additions in the quarter (excluding one-off adjustments). In Egypt, service revenue grew 4.1%* (Q2: 4.2%*) as a result of an increase in data and voice usage and a more stable economic environment. Total revenue growth in Qatar slowed to 16.6%* (Q2: 20.1%*), reflecting a significant increase in price competition.

Capital expenditure, cash flow and net debt

Capital expenditure was £2.1 billion in the quarter, an increase of 39.2% year-on-year, reflecting the significant investment we are making as part of Project Spring. Guidance free cash flow was £0.0 billion, a decrease of £1.2 billion year-on-year, principally as a result of the increase in capital expenditure. Net debt at 31 December 2014 was £22.3 billion, an increase of £0.5 billion quarter-on-quarter. This includes the impact of the acquisition of 72.7% of Hellas Online SA in December 2014 for £180 million.

Strategic progress

Project Spring

We are half way through our mobile build programme having modernised 61,000 mobile sites, added a further 86,000 2G, 3G and 4G sites, and upgraded 50,000 sites to high capacity backhaul since the build began. In fixed line we have deployed our own high speed next generation network technology to a further 0.7 million households in the quarter, bringing the total number of households passed in Europe to 26 million, or 48 million including wholesale agreements.

As a result of this investment we are seeing clear improvements in network coverage and quality. Our 4G outdoor population coverage in Europe is 65%, up from 38% a year ago, equivalent to covering 222 million people. The dropped call rate in Europe has fallen to 0.64%, down from 0.9% when we announced Project Spring, and the number of data sessions achieving 3Mbps or more is 87%, as we remain on-track to reach our 90% target by March 2016. In India, we have added 11,000 2G and 15,000 3G sites and are further accelerating our plans to maintain the strong momentum achieved. In December, we signed a global 15 year small cell framework agreement with JCDecaux to provide access to street level infrastructure in key city centres across Europe and AMAP to further enhance network performance. Our retail store transformation is also progressing well with a total of 32% of our targeted 8,000 stores now refitted with the new Vodafone global design.

Data and 4G

Demand for data has continued to accelerate. Across the Group, the total amount of traffic carried over our network has grown by 84% year-on-year (Q2: 81%), with AMAP growing 110% and Europe 67%.

4G is now available in 18 markets and our customer base has continued to grow strongly with 13.7 million customers across the Group at the end of the quarter. 4G now accounts for 26% of all data traffic in our European markets compared to 17% a year ago. Contract penetration across 4G enabled devices in Europe has continued to rise to 66% from 57% in Q1 14/15, supported by our attractive 4G content plans. We now have content packages available in 10 markets following new launches in Germany, Ireland, Australia and South Africa in the quarter.

Unified communications

Our transition to become a fully unified communications provider is well advanced. The commercial performance of fixed line continued to strengthen with our total fixed broadband customer base in Europe growing to 11.1 million in the quarter.

The organic fibre build programmes in Spain and Portugal are progressing well with a total of 0.9 million and 1.4 million households now passed respectively. In Italy, our fibre-to-the-cabinet build has gained momentum having built 1,800 cabinets in 37 cities and we are on track to install 4,000 cabinets by the end of the financial year. In the Netherlands, our fibre unbundling programme now reaches 300,000 homes with the target to expand this to 1 million by March 2015. In Greece, we further strengthened our unified communications position with the acquisition of 72.7% of Hellas Online SA, a leading provider of broadband and fixed line telephony, taking our overall ownership to 91.2% with a mandatory takeover offer now in place for the remaining shares.

Acquisition integration

The process of integrating both KDG in Germany and Ono in Spain remains on track. In Germany, we have begun to leverage KDG’s infrastructure for mobile backhaul having connected our first site, and have also made further progress towards creating one common national network backbone. We launched a fixed-mobile bundled product in November and delivered our first Enterprise customer connection via cable. In Spain, our new organisational structure has been implemented and the relocation of Ono’s headquarters and most of the regional offices is complete. The network integration plan has been implemented with joint network operations in place. New agreements with the main backbone fibre provider are delivering significant cost synergies and improved terms, and Ono fibre is now connected to over 230 mobile radio sites. We also won our first joint Ono-Vodafone total communications deal in Spain.

Summary and outlook(2)

The performance of the Group remains in line with our expectations. Consequently we remain on target to deliver EBITDA for the 2015 financial year in the range of £11.6 billion to £11.9 billion, and expect free cash flow to be positive, after all capex. Guidance excludes Ono.

Notes:

*                   All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis including merger and acquisition activity and movements in foreign exchange rates.

(1)         Revenue growths for KDG and Ono are reported using local GAAP, not Vodafone IFRS accounting policies, and are therefore not directly comparable.

(2)         Full details on this guidance are available on page 7 of the Group’s interim results announcement for the six months ended 30 September 2014.

ADDITIONAL INFORMATION

Service revenue — quarter ended 31 December(1),(2)

Group and Regions

	Group		Europe		AMAP
	2014	2013	2014	2013	2014	2013
	£m	£m	£m	£m	£m	£m

Mobile in-bundle	4,072	3,488	3,087	2,644	937	781
Mobile out-of-bundle	2,653	2,668	1,192	1,114	1,460	1,551
Mobile incoming	687	681	357	311	330	369
Fixed line	1,991	1,521	1,714	1,310	228	164
Other	386	354	276	229	107	126
Service revenue	9,789	8,712	6,626	5,608	3,062	2,991

	Change
	Group		Europe		AMAP
	Reported	Organic	Reported	Organic	Reported	Organic
	%	%	%	%	%	%
Mobile in-bundle	16.7	6.0	16.8	1.6	20.0	25.7
Mobile out-of-bundle	(0.6)	(10.0)	7.0	(16.9)	(5.9)	(3.5)
Mobile incoming	0.9	(6.3)	14.8	(4.3)	(10.6)	(8.4)
Fixed line	30.9	7.7	30.8	2.3	39.0	47.3
Other	9.0	(6.8)	20.5	5.5	(15.1)	(10.7)
Service revenue	12.4	(0.4)	18.2	(2.7)	2.4	5.9

Operating Companies

	Germany		Italy		UK(3)
	2014	2013	2014	2013	2014	2013
	£m	£m	£m	£m	£m	£m

Mobile in-bundle	851	912	500	—	649	628
Mobile out-of-bundle	213	252	243	—	315	317
Mobile incoming	63	73	71	—	91	95
Fixed line	757	732	179	—	400	408
Other	90	80	44	—	77	70
Service revenue	1,974	2,049	1,037	—	1,532	1,518

Change
	Germany		Italy		UK
	Reported	Organic	Reported	Organic	Reported	Organic
	%	%	%	%	%	%
Service revenue	(3.7)	(1.0)	—	(7.4)	0.9	0.9

	Spain		India		Vodacom
	2014	2013	2014	2013	2014	2013
	£m	£m	£m	£m	£m	£m

Mobile in-bundle	468	473	221	153	282	258
Mobile out-of-bundle	125	166	647	592	484	571
Mobile incoming	27	28	152	162	52	86
Fixed line	270	82	48	7	34	—
Other	34	39	35	23	39	72
Service revenue	924	788	1,103	937	891	987

Change
	Spain		India		Vodacom
	Reported	Organic	Reported	Organic	Reported	Organic
	%	%	%	%	%	%
Service revenue	17.3	(8.9)	17.7	15.0	(9.7)	(3.9)

Notes:

(1)         The sum of the regional amounts may not be equal to Group totals due Common Functions and intercompany eliminations.

(2)         Organic growth presents performance on a comparable basis including merger and acquisition activity and movements in foreign exchange rates.

(3)         The analysis of UK mobile and fixed service revenue for the quarter ended 31 December 2013 has been restated following the integration of CWW into the UK business.

Mobile customers — quarter ended 31 December 2014

(in thousands)

Country	1 October 2014	Net additions/ (disconnections)	Other movements	31 December 2014	Prepaid

Europe
Germany	31,711	(196)	—	31,515	49.7%
Italy	26,038	(531)	—	25,507	81.5%
UK	19,668	185	—	19,853	40.2%
Spain	14,780	31	—	14,811	25.4%
	92,197	(511)	—	91,686	52.5%

Other Europe
Netherlands	5,205	(25)	—	5,180	25.3%
Ireland	2,058	(10)	—	2,048	54.3%
Portugal	5,357	(150)	—	5,207	72.0%
Romania	7,914	102	—	8,016	57.9%
Greece	5,020	30	—	5,050	69.0%
Czech Republic	3,226	12	—	3,238	37.0%
Hungary	2,647	23	—	2,670	44.2%
Albania	1,999	(31)	—	1,968	94.6%
Malta	309	—	—	309	81.6%
	33,735	(49)	—	33,686	55.8%
Europe	125,932	(560)	—	125,372	53.4%

AMAP
India	173,847	4,829	—	178,676	93.3%
Vodacom(1)	68,259	694	—	68,953	92.5%
	242,106	5,523	—	247,629	93.1%

Other AMAP
Turkey(2)	20,603	354	(410)	20,547	59.4%
Egypt	39,404	(195)	—	39,209	93.7%
New Zealand	2,299	31	—	2,330	63.3%
Qatar	1,372	42	—	1,414	90.3%
Ghana	6,753	298	—	7,051	99.7%
	70,431	530	(410)	70,551	83.2%
AMAP	312,537	6,053	(410)	318,180	90.9%

Group	438,469	5,493	(410)	443,552	80.3%

Note:

(1)   Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

(2)         Other movements relate to the restatement of the prepaid customer base.

Fixed broadband customers — quarter ended 31 December 2014

(in thousands)

Country	1 October 2014	Net additions/ (disconnections)	Other movements	31 December 2014

Europe
Germany	5,256	101	—	5,357
Italy(1)	1,841	38	(123)	1,756
UK	62	2	—	64
Spain	2,706	70	—	2,776
	9,865	211	(123)	9,953

Other Europe
Netherlands	48	8	—	56
Ireland	208	7	—	215
Portugal	276	23	—	299
Romania	58	(18)	—	40
Greece(2)	19	2	454	475
Czech Republic	12	—	—	12
Hungary	—	—	—	—
Albania	—	—	—	—
Malta	2	—	—	2
	623	22	454	1,099
Europe	10,488	233	331	11,052

AMAP
India	4	—	—	4
Vodacom(3)	—	—	—	—
	4	—	—	4

Other AMAP
Turkey	61	6	—	67
Egypt	205	5	—	210
New Zealand	426	(2)	—	424
Qatar	7	—	—	7
Ghana	30	(2)	—	28
	729	7	—	736
AMAP	733	7	—	740

Group	11,221	240	331	11,792

Note:

(1)         Other movements in Italy reflect the restatement of the customer base.

(2)         Other movements in Greece reflect the acquisition of Hellas Online SA on 25 November 2014.

(3)         Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

OTHER INFORMATION

Notes

1.        Vodafone, the Vodafone Portrait, the Vodafone Speechmark, Vodacom, M-Pesa and Vodafone Red are trademarks of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

2.        All growth rates reflect a comparison to the quarter ended 31 December 2013 unless otherwise stated.

3.        References to “the quarter” are to the quarter ended 31 December 2014 unless otherwise stated. References to the previous quarter” are to the quarter ended 30 September 2014 unless otherwise stated. References to the “year” or “current financial year” are to the financial year ending 31 March 2015 and references to the “prior financial year” are to the financial year ended 31 March 2014 unless otherwise stated.

4.        All amounts marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates.

5.        Reported growth is based on amounts in pounds sterling as determined under IFRS.

6.        Vodacom refers to the Group’s interest Vodacom Group Limited (‘Vodacom’) in South Africa and its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.

7.        Quarterly historical information including information for service revenue, mobile customers, churn, voice usage, messaging volumes, data volumes, ARPU, smartphones and fixed broadband customers is provided in a spreadsheet available at vodafone.com/investor.

Definitions of terms

Term	Definition
ARPU	Average revenue per user, defined as mobile in-bundle customer revenue plus mobile out-of-bundle customer revenue and mobile incoming revenue divided by average customers.
EBITDA

Operating profit excluding share of results in associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs and other operating income and expense. The Group’s definition of EBITDA may not be comparable with similarly titled measures and disclosures by other companies.

Mobile in-bundle revenue

Represents revenue from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge, with some expectation of recurrence. Includes revenue from all contract bundles and add-ons lasting 30 days or more as well as revenue from prepay bundles lasting seven days or more.

Mobile out-of-bundle	Revenue from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles.
Mobile incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Free cash flow

Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries, but before restructuring costs and licence and spectrum payments.

For definitions of other terms please refer to pages 211 to 212 of the Group’s annual report for the year ended 31 March 2014.

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to: statements with respect to: expectations regarding the Group’s financial condition or results of operations, including the Group Chief Executive’s statement on the first page of this report and the outlook for the 2015 financial year; expectations for the Group’s future performance generally, including EBITDA growth and capital expenditure; statements relating to the Group’s Project Spring investment programme; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently, including Vodafone Red, Smartpass, M-Pesa, and the launch of a number of additional features; growth in customers and usage; expectations regarding spectrum licence acquisitions, including anticipated new 3G and 4G availability and the customer uptake associated therewith; expectations regarding adjusted operating profit, EBITDA margins, capital expenditure, free cash flow, and foreign exchange rate movements; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses, including KDG, CWW, TelstraClear, Ono and Neotel; and the outcome and impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets” (including in their negative form). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for its mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, which could require changes to the Group’s pricing models, lead to customer churn, affect the relative appeal of the Group’s products and services as compared to those of its competitors or make it more difficult for the Group to acquire new customers; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers and the possibility that new products and services offered by the Group will not be commercially accepted or do not perform according to expectations; the Group’s ability to expand its spectrum position or renew or obtain necessary licences, including for spectrum; the Group’s ability to achieve cost savings; the Group’s ability to execute its strategy in fibre deployment, network expansion, new product and service roll-outs, mobile data, enterprise and broadband and in emerging markets; changes in foreign exchange rates, including, in particular, changes in the exchange rate of pounds sterling, the currency in which the Group prepares its financial statements, to the euro, the US dollar and other currencies in which the Group generates its revenue, as well as changes in interest rates; the Group’s ability to realise benefits from entering into partnerships or joint ventures and entering into service franchising and brand licensing; unfavourable consequences to the Group of making and integrating acquisitions or disposals; changes to the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU to regulate rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; loss of suppliers; or disruption of supply chains or unfavourable developments in the availability or prices of commodities and raw materials; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account when determining levels of dividends; the Group’s ability to satisfy working capital and other requirements through access to bank facilities, funding in the capital markets and its operations; changes in statutory tax rates or profit mix which might impact the Group’s weighted average tax rate; and/or changes in tax legislation or final resolution of open tax issues which might impact the Group’s tax payments or effective tax rate.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Group’s annual report for the year ended 31 March 2014. The annual report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company, to any member of the Group or to any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990 230	www.vodafone.com/media/contact

Copyright © Vodafone Group 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 5, 2015	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary